SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

12 September 2014

Aviva appoints Sir Adrian Montague as Chairman from April 2015

Aviva plc ("Aviva") is pleased to announce that Sir Adrian Montague will become non-executive chairman on the retirement of John McFarlane at the Aviva AGM in April 2015.  This follows the announcement today that John will succeed Sir David Walker, as chairman of Barclays, following its AGM also in April 2015.

The appointment of Sir Adrian follows a selection process by the Nomination Committee of the Board, led by Scott Wheway, chairman of the Governance Committee.

The Board was made aware some time ago of the possibility that John might need to leave earlier than he had anticipated to return to banking.  The Board has nonetheless been able to assure continuity in Aviva's transformation, in making this appointment without hiatus, thanks to the Company's progress in its recovery, the capability of its management team led by Mark Wilson and the strength of the Board.

Sir Adrian joined the Board of Aviva in January 2013, and became senior independent director in May 2013.  He is currently non-executive chairman of 3i Group plc, non-executive chairman of Anglian Water Group Ltd, non-executive director of Skanska AB of Stockholm and CellMark Investments AB of Gothenburg, chairman of The Point of Care Foundation (charitable trust), and was recently announced as non-executive chairman of Manchester Airports Group.

While recognising that John will remain chairman of Aviva until he assumes the role at Barclays, the Board would nevertheless like to record its gratitude for the enormous commitment and contribution made by him since joining the Board three years ago.

The appointment of Sir Adrian has been approved by the PRA and FCA.

Sir Adrian Montague said:
"It will be a privilege to chair Aviva. The Company is recovering strongly and delivering against its investment thesis of cash flow plus growth, under the new, strong management team ably led by Mark Wilson. John McFarlane has been an extraordinary chairman, and has made an immense contribution to Aviva's recovery. We are disappointed that he is leaving Aviva, but understand his excellent credentials to chair Barclays, and are very appreciative of all he has done for Aviva."

John McFarlane, chairman of Aviva, said:
"I am very pleased with the progress Aviva has made, and although it is naturally with some regret that I step down, I am glad to be leaving the Company in safe hands.  I have great respect for Adrian, having worked very closely together over the past two years.  His considerable experience in financial services, including insurance, as well as in government and regulatory matters are invaluable to us.  His appointment has my full support as well as that of the Board and the senior executive team, and I wish him well."

Enquiries:

Media
Nigel Prideaux                                                                         +44 (0)20 7662 0215
Andrew Reid                                                                           +44(0)20 7662 3131

Analysts
Colin Simpson                                                                        +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048

Notes to editors:

•     In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Sir Adrian other than disclosure of his current       and previous appointments to publicly quoted companies which are included in the notes below.

• At the date of this announcement, Sir Adrian has 21832 beneficial interests in ordinary shares of Aviva.

•     Sir Adrian is currently a non-executive director of 3i Group plc and Anglian Water Group Ltd. He was formerly chairman of Friends Provident, British Energy and CrossRail, and deputy chairman of Network Rail and the Green        Investment Bank and a director of Michael Page International plc. Earlier in his career he held senior positions connected to governmental policy to expand the use of private finance in the provision of public infrastructure, first       as the chief executive of the Treasury Taskforce, then as deputy chairman of Partnerships UK plc.

•     Sir Adrian will retire as chairman of Anglian Water Group Ltd on or around the 30 March 2015 and will align his other commitments to be able to allocate sufficient time to focus on his role as chairman of Aviva.

• Sir Adrian's compensation will remain unchanged from that of the current Chairman.

• Aviva serves over 31 million customers, in 16 countries across Europe, North America and Asia Pacific

•     Aviva's main business activities are long-term savings, general insurance, and fund management, with worldwide total premiums of over £20 billion and funds under management of £241 billion as at 31 December 2013.

• We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

• A photograph of Sir Adrian Montague is available at www.aviva.com/media/images-and-logos/

• The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

• For broadcast-standard video, please visit www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 September, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary